EXHIBIT 99.2

Re: Letter of Engagement and Consent

August 25, 2017

Dear Mr. Mathias,

We have been engaged by your firm for the purpose of rendering a fair market value of your common stock for the purpose of bringing your company to market and likely the NASDAQ exchange. We will be evaluating your company supplied financial forecasts and projections going forward, exhibits you provided on projects that the company has in pipeline, as well as related industry qualitative reports and quantitative data in order to accuratly determine the value of your company.

ProAdvisor hereby gives full consent to the use of our valuation and other reports for the use of Ameri- Metro and its management for its professional use.

Regards,

Rocco Capuano Jr.

Rocco Capuano Jr.
Investment Advisor Representative
ProAdvisor Capital / ProAdvisor Investment Corp
A Registered Investment Advisory Firm
1413 W. Market St.
York, PA 17404